AFRICO RESOURCES LTD.

#1108 - 1030 West Georgia Street
Vancouver, British Columbia V6E 2Y3
Telephone: (604) 646-3225 • Facsimile: (604) 646-3226

May 16, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E.
Washington, D.C. 20549 USA

Ladies and Gentlemen:

Re: **Rule 12g3-2(b) Supplemental Materials**
Africo Resources Ltd.
Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended
(SEC File No. – 82-35147)

On behalf of Africo Resources Ltd. (the "***Company***"), we hereby furnish to the Securities and Exchange Commission (the "***SEC***") the following documents pursuant to the requirements of Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"). Pursuant to Rule 12g3-2(b)(5), the furnishing of this information to the SEC does not constitute an admission by the Company that it is subject to the Exchange Act.

Pursuant to Rule 12g3-2(b)(1)(iii), the Company submits the information attached hereto as Schedule A, which consists of the following documents:

1. News release dated May 5, 2008;
2. Interim consolidated financial statements for the first quarter ended March 31, 2008;
3. Management's Discussion & Analysis for the three months ended March 31, 2008; and
4. Form 52-109F2 – Certification of Interim Filings by the Chief Executive Officer dated May 13, 2008; and
5. Form 52-109F2 – Certification of Interim Filings by the Chief Financial Officer dated May 13, 2008.

If you have any questions regarding the enclosures, please do not hesitate to contact Michael O'Brien at (604) 646-3225.

Sincerely,

Africo Resources Ltd.

"Michael O'Brien"

Michael O'Brien
Chief Financial Officer

dlw 5/28

SCHEDULE A

1. News release dated May 5, 2008;
2. Interim consolidated financial statements for the first quarter ended March 31, 2008;
3. Management's Discussion & Analysis for the three months ended March 31, 2008; and
4. Form 52-109F2 – Certification of Interim Filings by the Chief Executive Officer dated May 13, 2008; and
5. Form 52-109F2 – Certification of Interim Filings by the Chief Financial Officer dated May 13, 2008.

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News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Africo Resources reschedules Annual General Meeting until June 12, 2008

TORONTO, May 5 /CNW/ - Africo Resources Ltd (TSX:ARL) announces that it has rescheduled its Annual General and Special Meeting to Thursday June 12, 2008. This rescheduling will enable the Company to complete the Information Circular, which will include additional information regarding the subscription and other agreements entered into with Camrose Resources Ltd and detailed in our press release dated April 21, 2008.

Note for editors:

Africo Resources Ltd. is a Canadian mineral company, committed to developing, acquiring and exploring for base metal and gold assets in Africa. The company's main project is Kalukundi, a development stage copper-cobalt deposit located in the Katangan Copperbelt in the Democratic Republic of Congo (DRC). The development team has an operational base in the DRC, with the company corporate offices located in Vancouver, Canada. The company listed on the Toronto Stock Exchange in December 2006.

Forward-looking statements:

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that Africo expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Although Africo believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Africo's management on the date the statements are made. Other than as required by law, Africo undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

%SEDAR: 00024685E

/For further information: Dr Tony Harwood, President and Chief Executive Officer, on Tel: +27(11) 463-0081; Bill Cavalluzzo (Investor Relations), on Tel: (416) 265-8049; Michael O'Brien, Chief Financial Officer, on Tel: (604) 646-3225; In South Africa: Charmane Russell, on Tel +27(11) 880-3924/
(ARL.)

CO: Africo Resources Ltd.

CNW 15:40e 05-MAY-08

AFRICO RESOURCES LTD.

Interim Consolidated Financial Statements
(Stated in US Dollars)

First Quarter ended March 31, 2008

NOTICE TO READER
The attached financial statements have been prepared by the management of Africo Resources Ltd. and have not been reviewed by the auditors of Africo Resources Ltd.

AFRICO RESOURCES LTD.

Consolidated Balance Sheets

Stated in US Dollars, Unaudited

	March 31, 2008	December 31, 2007
ASSETS		
Current		
Cash and cash equivalents	$ 3,045,041	$ 5,516,295
Accounts receivable and prepayments	182,407	248,047
Total Current Assets	3,227,448	5,764,342
Other assets	17,089	27,559
Mineral properties (note 6)	29,687,428	28,900,007
Total Assets	$ 32,931,965	$ 34,691,908
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 863,511	$ 885,241
Total current liabilities	863,511	885,241
Asset Retirement Obligation	202,560	202,560
Future income tax liability	3,856,292	3,856,292
Total Liabilities	4,922,363	4,944,093
Shareholders' equity		
Common Shares (note 7)	33,392,832	33,392,832
Contributed Surplus	4,033,408	4,033,408
Warrants	2,718,496	2,718,496
Deficit	(12,135,134)	(10,396,921)
Total Shareholders' Equity	28,009,602	29,747,815
Total Liabilities and Shareholders' Equity	$ 32,931,965	$ 34,691,908

See accompanying notes to the interim consolidated financial statements

Nature of operations and going concern (note 1)
Contingencies and measurement uncertainty (note 2)
Subsequent event (note 9)

Approved by the Board of Directors:

"David Adamson"
David Adamson
Director

"John Dixon"
John Dixon
Director

AFRICO RESOURCES LTD.

Consolidated Statements of Operations, Comprehensive Loss and Deficit

Stated in US Dollars, Unaudited

	Three months ended March 31, 2008	Three months ended March 31, 2007
Expenses		
General and administrative costs	$ 1,318,328	$ 588,812
Professional fees	147,834	75,025
Stock based compensation	-	159,953
Stock exchange, filing and transfer agents fees	34,847	31,452
Travel	157,549	53,707
Loss before other items:	(1,658,558)	(908,949)
Foreign exchange loss	(119,745)	(4,262)
Interest and other income	40,090	122,891
Loss on equity accounted investment (note 5)	-	(167,489)
Loss for the period	(1,738,213)	(957,809)
Deficit, beginning of period	(10,396,921)	(4,505,006)
Deficit, end of period	$ (12,135,134)	$ (5,462,815)

Basic and diluted loss per common share	(0.06)	(0.04)
Weighted average number of common shares outstanding	27,211,720	24,850,546

Comprehensive Loss		
Loss for the period before comprehensive income	$ (1,738,213)	$ (957,809)
Unrealised gain on available for sale investments	-	104,032
Comprehensive Loss for the period	$ (1,738,213)	$ (853,777)

Accumulated Other Comprehensive Income		
Balance at start of period	$ -	$ -
Unrealised gain on available for sale investments	-	104,032
Balance, end of period	$ -	$ 104,032

AFRICO RESOURCES LTD.

Consolidated Statements of Cash Flows

Stated in US Dollars, Unaudited

	Three months ended March 31, 2008	Three months ended March 31, 2007
Operating Activities		
Net loss for the period	$ (1,738,213)	$ (957,809)
Adjustment for items which do not involve cash:		
Stock based compensation	-	159,953
Loss on equity accounted investment	-	167,489
	(1,738,213)	(630,367)
Changes in non-cash working capital components:		
Accounts receivable	65,640	(45,812)
Accounts payable and accrued liabilities	(21,730)	(53,397)
Cash used in operating activities	(1,694,303)	(729,576)
Investing Activities		
Funds held in trust and other assets	10,470	1,251,293
Deferred mineral property costs	(787,421)	-
Acquisition of assets of subsidiary:		
Deferred mineral property costs	-	(2,352,589)
Other assets, net of cash	-	(930,190)
Cash used in investing activities	(776,951)	(2,031,486)
Financing Activities		
Common shares issued for cash	-	616,858
Cash provided by financing activities	-	616,858
Net decrease in cash and cash equivalents during the period	(2,471,254)	(2,144,032)
Cash and cash equivalents, beginning of period	5,516,295	13,231,302
Foreign currency gain included in cash equivalents at period end	-	104,032
Cash and cash equivalents, end of period	$ 3,045,041	$ 11,191,130

1. NATURE OF OPERATIONS AND GOING CONCERN

Africo Resources Ltd. ("the Company" or "Africo") is a mineral resource company engaged in exploring, acquiring and developing precious metal and base metal properties. These activities are conducted principally in the Democratic Republic of the Congo ("DRC").

The recoverability of the cost of mineral properties and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, preservation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the project, and future profitable production, or alternatively, upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require a material reduction in the carrying amounts of mineral properties.

The mineral properties are also subject to title and sovereign risks, including political and economic instability, government regulations relating to mining, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company's activities or may result in the impairment or loss of part or all of the Company's interest in the properties.

The viability of the Company's principal asset, the Kalukundi project, is dependent on future financing, and the resolution of the legal dispute outlined in note 2 below. Based on discussions with equity partners and potential debt providers, management believes that a viable financing strategy can be concluded for the development of Kalukundi, subject to the matters referred to in note 2 being resolved.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern which assume that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. At March 31, 2008 the Company had a positive working capital balance totalling $2,363,937, a deficit totalling $12,135,134, and had incurred a net loss of $1,738,213 for the period then ended. In conjunction with the Company's Kalukundi property (see Note 6), the Company has expenditure commitments to fulfill. These circumstances lend substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern.

The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to ultimately achieve profitable operations in the future.

The Company is engaged in discussions with equity providers and hopes to raise sufficient capital in the near term to fund its operations. Nevertheless, there is no assurance that these initiatives will be successful.

2. CONTINGENCIES AND MEASUREMENT UNCERTAINTY

Legal dispute

One of Africo's ex-consultants, Mr. Alessandro Berardone, who was on a $5,000 per month contract, and who had provided general releases to both Africo and Swanmines s.p.r.l. ("Swanmines") following the payment of agreed upon severance and termination payments from both Africo and Swanmines, obtained a default judgment for $3,000,400 in the courts of Lubumbashi in September, 2006 in respect of the termination of his employment. Neither Africo nor Swanmines were provided with advance notice of the court proceedings.

Stated in US Dollars, Unaudited

2. CONTINGENCIES AND MEASUREMENT UNCERTAINTY *(continued)*

In December, 2006, pursuant to the default judgment there was a purported share sale of Africo's shares in Swanmines by Mr. Berardone for $600,000 to Akam Mining s.p.r.l. ("Akam"). Africo was again not notified of this purported sale. Africo has never been the registered owner of the shares in Swanmines as these shares have always been held and owned by its subsidiary, H & J Swanepoel Family Trust s.p.r.l (H&J). At the time of these judgments Africo was the holder of 48% of H&J and the remainder was acquired in March 2007.

Based on the purported sale of Africo's shares a further declaration was made by the Lubumbashi courts on April 4, 2007, again without any notice to Africo or to H&J, directing Gecamines, the DRC state owned entity holding 25% of Swanmines, to recognize Akam as its partner. Management and the board are of the view that H&J is and continues to be the shareholder in Swanmines along with Gecamines,

Based on legal advice received from senior counsel in the Democratic Republic of the Congo, the Company believes that the judgment obtained by Mr. Berardone is frivolous, illegal and unenforceable and should be set aside. Accordingly, the Company has initiated the appropriate legal steps to have the default judgment obtained by Mr. Berardone set aside and has made not made provision for any expense in this regard. In addition, Africo and its associated companies have taken various legal steps to have the purported share sale and subsequent actions set aside.

Management believes that it will ultimately prevail and its title to the Kalukundi asset will be reasserted through its ownership of H&J, and continues to prepare its financial statements in a manner consistent with that assertion. There can, however, be no assurance that the Company will be successful, and should the Company not be successful in asserting its ownership of 75% of Swanmines, then the appropriateness of consolidating Swanmines and the valuation of the Kalukundi Property will have to be reconsidered, and amounts potentially restated or written down completely.

Mining review

On February 11, 2008, the Government of the DRC issued a letter to Swanmines detailing certain findings from its recently completed mining review and recommending actions, some of which could have the effect of reducing Africo's equity interest in the Kalukundi project. It is anticipated that Africo will have to negotiate an additional payment to Gecamines.

H&J has responded to the letter, for and on behalf of Swanmines, indicating that it has met its contractual obligations and that the Company's ownership interest was obtained in fair and balanced negotiations that yielded an outcome in line with similar transactions being concluded at the time. Africo expects to enter into negotiations with Gecamines in the foreseeable future, the outcome of which cannot be foreseen at this time.

3. BASIS OF PRESENTATION AND CONSOLIDATION

The consolidated financial statements are prepared in accordance with generally accepted accounting principles accepted in Canada for interim reporting, but do not include all of the information required for annual financial statements and should be read in conjunction with the December 31, 2007 financial statements. These consolidated financial statements include the accounts of Africo Resources Ltd and its material wholly owned subsidiaries, Africo Resources (B.C.) Ltd, Kisankala Mining Corp., H&J Swanepoel Family Trust s.p.r.l., and Swanmines s.p.r.l.. All significant inter-company transactions are eliminated on consolidation.

Stated in US Dollars, Unaudited

3. BASIS OF PRESENTATION AND CONSOLIDATION *(continued)*

The accounting policies followed by the Company are set out in Note 3 to the audited consolidated financial statements for the year ended December 31, 2007 and have been consistently followed in the preparation of these consolidated financial statements as compared to prior years except that the Company has adopted the following CICA guidelines effective 1 January 2008:

Capital Disclosure - Section 1535 establishes disclosure requirements regarding an entity's capital and how it is managed. The purpose is to enable users of the financial statements to evaluate the entity's objectives, policies and processes for managing capital. Disclosures required by this standard are included in note 7.

Financial Instruments - Sections 3862 and 3863 replaces Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosure about the nature and extent of risks arising from financial instruments and how the entity manages those risks. Disclosures required by these standards are included in note 8.

4. RELATED PARTY TRANSACTIONS

Consulting fees relating to legal, financial, investor relations and other corporate matters, and salaries paid to Directors, former Directors, and organizations having common Directors totalled $351,749 for the period ended March 31, 2007 (2006 - $490,020).

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration agreed to by the related parties.

5. ACQUISITION OF H&J

At March 31, 2008 the Company held 100% of the shares of H&J Swanepoel Family Trust s.p.r.l. ("H&J"), 52% of which were being held in trust for the company by its CEO, Dr Tony Harwood. H&J holds a 75% interest in Swanmines, the entity that owns the Kalukundi copper/cobalt deposit in the DRC.

The Company increased its shareholding in H&J to from 48% to 100% as at March 31, 2007 and H&J has been consolidated with effect from that date.

6. MINERAL PROPERTIES

For the three months ended March 31, 2008	Kalukundi (Congo)	Mporokoso (Zambia)	Total
Balance beginning of period	$ 28,749,463	$ 150,544	$ 28,900,007
Development expenditure	742,105		742,105
Exploration costs			
Consulting fees	-	45,316	45,316
Total costs incurred during the year	742,105	45,316	787,421
Balance March 31, 2008	$ 29,491,568	$ 195,860	$ 29,687,428

Stated in US Dollars, Unaudited

6. MINERAL PROPERTIES *(continued)*

For the year ended December 31, 2007	Kalukundi (Congo)	Mporokoso (Zambia)	Total
Balance beginning of year	$ 4,672,223	$ -	$ 4,672,223
Development expenditure	5,671,728	-	5,671,728
Asset retirement obligation	202,560	-	202,560
Exploration costs			
Consulting fees	-	150,544	150,544
Stock based compensation (note 8)	963,949	-	963,949
Arising on acquisition of subsidiary (net of future income taxes)	15,369,336	-	15,369,336
Future income tax component	1,869,667	-	1,869,667
Total costs incurred during the period	24,077,240	150,544	24,227,784
Balance December 31, 2007	$ 28,749,463	$ 150,544	$ 28,900,007

The Company's significant mineral properties are as follows:

Kalukundi

The Kalukundi Project, consists of a number of copper and cobalt deposits located within the Kolwezi District of Katanga Province in the south–east of the DRC. The project is located 65km by road from the mining centre of Kolwezi in the Katanga Province. The Company has completed a feasibility study and front end engineering design work for an open pit mine and processing facility to be constructed on site. Major works have been reduced pending an outcome in the legal dispute outlined in note 2 above.

Mporokoso

The Company acquired an interest in the Mporokoso gold project in Zambia as part of a basket of properties acquired along with the Kalukundi project. Geological work is currently underway to define past work and current geology in order to delineate a future possible exploration program for the property.

7. EQUITY

Common Shares

Authorised:

Unlimited common shares without par value

Stated in US Dollars, Unaudited

7. **EQUITY,** *(continued)*

Issued:	Number of Shares	Amount (USD)
Balance, December 31, 2007	**27,211,705**	**$ 33,392,832**
Shares issued under the plan of arrangement	1,387	-
Balance, March 31, 2008	**27,213,092**	**$ 33,392,832**

Under the plan of arrangement completed during 2006, the Company has reserved shares for issuance to option and warrant holders of Rubicon Minerals Corp for no further consideration. At the quarter end, 231,121 shares remain to be issued under the plan.

Capital Disclosure

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the exploration and development of mineral property. The Board of Directors has not established quantitative capital structure criteria for management, but will review on a regular basis the capital structure of the Company to ensure its appropriateness to the stage of development of the business.

The property in which the Company currently has a 75% interest is in the development stage and the Company is dependent on external financing to fund its activities. In order to carry out planned exploration and development and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the three months ended March 31, 2008 compared to the year ended December 31, 2007. The Company is not subject to externally imposed capital requirements.

8. **FINANCIAL INSTRUMENTS**

Fair Value

The Company has classified its cash and equivalents and short-term investments as available for sale. Amounts receivable are classified as loans and receivables. Accounts payable and accrued liabilities are classified as other liabilities. As of March 31, 2008, the Balance Sheet carrying amounts of these financial instruments equal their fair value, and the Company held no derivative instruments.

Fair value estimates are made at the balance sheet date, based on relevant market information and other information about the financial instruments. Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from the markets.

8. FINANCIAL INSTRUMENTS *(continued)*

Financial risk management

The Company's activities expose it to a variety of financial risks including credit risk, foreign exchange risk, interest rate risk, liquidity risk, copper and cobalt price risk, and liquidity risk.

Credit risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, and accounts receivable. Africo deposits its cash and cash equivalents, with high credit quality major Canadian financial institutions, as determined by ratings agencies, with original maturities of less than 90 days. Management believes the risk of loss to be remote.

Currency risk
The Company operates in the DRC and Canada and has a functional currency of US Dollars. It is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency. Africo's cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are held in several currencies (mainly Canadian dollars) and are therefore subject to fluctuation against the US dollar.

The Company had the following balances in Canadian Dollars as at March 31, 2008:

	Canadian Dollars
Cash and cash equivalents	$ 2,723,647
Accounts receivable and prepayments	970
Accounts payable and accrued liabilities	(550,115)
Net balance	**$ 2,174,502**
Equivalent in US Dollars	**$ 2,118,400**

Based on the balances as at March 31, 2008, a 1% increase (decrease) in the exchange rates on that date would have resulted in a (decrease) increase of approximately $21,183 in earnings before income.

Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Cash and cash equivalents include deposits which are at variable interest rates. Sensitivity to a plus or minus 1% change in change in rates would affect net loss for the quarter by $7,612.

Copper and Cobalt price risk and other price risk
The Company is exposed to price risk with respect to copper and cobalt prices. The prices of these metals have increased substantially in recent years, and future significant price declines could cause continued exploration and development of the Kalukundi property to be impractical. Any potential impact of price risk on the loss for the quarter is remote since the company is not a producing entity.

Stated in US Dollars, Unaudited

8. FINANCIAL INSTRUMENTS *(continued)*

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash and cash equivalent balances. The Company monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities.

9. SUBSEQUENT EVENT

Subsequent to the period end, on April 17, 2008, Africo entered into a Subscription Agreement for a private placement of 40,000,000 units at a price of C$2.50 per unit with Camrose Resources Limited ("Camrose") for gross proceeds of C$100,000,000. Each unit will consist of one common share in the capital of Africo and one-half of a share purchase warrant. Each whole warrant will entitle Camrose to acquire an additional common share in the capital of Africo at a price of C$3.50 per share for an eighteen month period following closing. The private placement is subject to satisfaction of a number of conditions, including termination of Africo's Shareholders Rights Plan Agreement, regulatory approval and the approval of Africo's shareholders.

This placement will result in Camrose owning approximately 60% of the outstanding share capital of Africo. Camrose will have majority representation on the Board of Africo, and the right to participate in future financings to maintain its percentage equity ownership.

Concurrently with execution of the Subscription Agreement, Camrose has loaned C$2,000,000 to Africo. This loan bears interest at a rate equal to the London Interbank Offer Rate plus 2% per annum and matures on the earliest of (i) the completion of the Subscription Agreement, (ii) the termination of the Subscription Agreement and (iii) August 31, 2008. If demand is made upon the completion of the subscription contemplated by the Subscription Agreement, the entire amount will be set off against the aggregate subscription price payable to Africo. If demand is made for any other reason, the entire amount may, at the option of Africo, be repaid by the issuance of common shares at a deemed price of C$2.50 per share.

Camrose has acquired the outstanding shares of Akam Mining Sprl ("Akam"). Akam purportedly holds, indirectly through Swanmines Sprl ("Swanmines"), the Kalukundi property. Camrose and Africo have entered into an agreement (the "Akam Agreement") pursuant to which Africo's subsidiary will acquire 75% of the outstanding shares of Swanmines concurrent with completion of the private placement described above for a purchase price of C$13,500,000, to be paid by issuing 5,400,000 common shares of Africo at a price per share of C$2.50. Gecamines, a mining company owned by the Democratic Republic of the Congo, owns the remaining 25% of the outstanding shares of Swanmines. The Akam Agreement also provides that Akam will release Africo from all claims it has against Africo, and Africo will release Akam from the legal proceedings it has brought against Akam.

In addition, Africo has agreed to acquire a 75% interest in the Mashitu property from an affiliate of Camrose, with the remaining 25% interest continuing to be held by Gecamines. The Mashitu property consists of an exploitation permit for copper, cobalt, gold and nickel in 41 blocks that are contiguous to the Kalukundi property. The purchase price is to be based on a valuation to be prepared by an independent expert agreed to by the parties and will be paid in common shares of Africo at a price per share of C$2.50.

9. SUBSEQUENT EVENT *(continued)*

The valuation is to be carried out as soon as practicable following the earlier of completion of the exploration drilling program currently being carried out by Camrose's affiliate and six months following completion of the private placement referred to above. Africo is not in a position to reliably estimate what the purchase price will be, and Africo is obligated to accept the independent expert's determination of the purchase price. This acquisition is subject to satisfaction of conditions precedent, including certain assurances with respect to title, completion of the private placement referred to above and receipt of regulatory and shareholder approval.

Africo has scheduled an annual and special meeting of its shareholders to be held on or about June 12, 2008, to approve the above transactions. There can be no assurance that any of the transactions will complete.

AFRICO RESOURCES LTD.

Management's Discussion & Analysis for the three months ended

March 31, 2008

AFRICO RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Set out below is a review of the activities, results of operations and financial condition of Africo Resources Ltd. and its subsidiaries (referred to herein together as "the Company" or "Africo") for the quarter ended March 31, 2008 compared with the same quarter in the previous year. The following information should be read in conjunction with the Company's unaudited consolidated financial statements for the quarter ended March 31, 2008 and with the Company's audited consolidated financial statements and related notes for the year ended December 31, 2007. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies have been consistently followed in preparation of these financial statements. This review is prepared as at May 13, 2008. All dollar amounts, unless otherwise indicated, are in US Dollars.

The Company is a reporting issuer in the Provinces of British Columbia, Alberta, Ontario, and Quebec in Canada and is listed on the TSX in Canada under the symbol ARL.

Additional information related to the Company, including the Company's most recent annual information form is available on SEDAR at www.sedar.com.

OVERVIEW

Africo Resources Ltd. is a development stage company with an operational base in the Democratic Republic of the Congo (DRC) and with corporate offices in Vancouver, Canada. Africo is developing the high-grade Kalukundi copper cobalt deposit near Kolwezi in the DRC.

RECENT DEVELOPMENTS REGARDING THE OWNERSHIP OF THE KALUKUNDI PROJECT, THE REVIEW OF MINING LICENCES, AND MEASUREMENT UNCERTAINTY

Kalukundi ownership

As initially reported in a news release dated February 23, 2007, one of Africo's former employees in the DRC, Mr. Alessandro Berardone, initiated legal proceedings against the Company before the Court of Grande Instance of Lubumbashi in the DRC on the grounds that he had an employment contract with the Company which provided for a performance based bonus, among other things, which contract was terminated by the Company without payment of such bonus. He also claimed that he was responsible for the Company's acquisition of its interest in the Kalukundi Property as well as certain mining concessions acquired by the Company, for which he was not properly compensated. He claimed the amount of US$30,000,000. Mr. Berardone, without proper notice to the Company, obtained a default judgment against the Company (the "Berardone Judgment") in the amount of US$3,000,400.

We reported that, based on legal advice received from senior counsel in the DRC, the Company believed that the judgment obtained is frivolous, illegal and unenforceable and should be set aside. Accordingly, the Company has initiated the appropriate legal steps to have the Berardone Judgment set aside and did not make provision for any expense in this regard.

In December, 2006, pursuant to the default judgment there was a purported share sale of Africo's shares in Swanmines by Mr. Berardone for $600,000 to Akam Mining s.p.r.l. ("Akam"). Africo was again not notified of this purported sale. Africo has never been the registered owner of the shares in Swanmines as these shares have always been held and owned by its subsidiary, H & J. At the time of these judgments Africo was the holder of 48% of H&J and the remainder was acquired in March 2007.

Subsequent to March 31, 2007 Africo was made aware of a decision (the "Decision") rendered by a court in Lubumbashi, DRC in a matter between Akam Mining s.p.r.l. ("Akam") and La Générale des Carrières et des Mines ("Gécamines"). The latter holds a 25% interest in Swanmines. The Decision contained a declaration by the court to the effect that it accepted the assertion by Akam that Akam (and thus not Africo through its subsidiaries) is the owner of the remaining 75% of Swanmines. The Decision accepted Akam's claim that it acquired 75% of Swanmines at a sale in execution pursuant to the Berardone Judgment for the sum of US$600,000.

On April 13, 2007, the Company announced an underwriting for 35,150,000 common shares at CDN$3.70 per common share that would have resulted in gross proceeds of CDN$130,055,000. Due to the developments described above, the Company and its underwriters withdrew the offering on April 27, 2007.

Acting pursuant to the Decision, a meeting of Akam and Gecamines was held on April 20, 2007 at which the purported interest of Akam was recognized in the constating documents of Swanmines and other corporate acts were undertaken without the knowledge of Africo.

Africo has been advised by DRC counsel that the purported sale is illegal and not only subject to rescission in conjunction with the Berardone Judgment, but is also null and void because the Swanmines shares in question are owned by H&J, which was not a party to any of these proceedings.

Africo was not made aware of any threatened or impending legal proceedings involving Akam and Gécamines nor was it given notice of the meeting on April 20, 2007. An appeal lodged by Swanmines to have the Decision set aside in the proceedings between Akam and Gecamines was withdrawn when the court recognised Akam as the representative of Swanmines during the course of the appeal.

H&J, the entity that owns 75% of the shares of Swanmines, has filed a separate application for a court order declaring the sale of the Swanmines shares to Akam Mining null and void.

In respect of a complaint for judicial misconduct by certain of the judges in the Lubumbashi court filed by the Company in the Supreme Court of Justice of the DRC in Kinshasa, Africo is advised that the Supreme Court determined in 2007 that the actions of the judges in certain of the matters could not be examined by the Court. However, the Company has instituted further action that is currently pending in this regard in the Supreme Court in Kinshasa.

Africo has obtained an ordinance from the Kinshasa/Gombe District Court that states that H&J is still a 75% holder of the shares of Swanmines. It also states that the shares held by H&J are not those shares which Akam claims to have purchased at a public sale, and states that the founding partners of Swanmines namely Gecamines and H&J, are the only partners in Swanmines and are authorized to carry on the business of Swanmines and in particular, to ensure the exploitation of the mineral rights contributed by Gecamines and authorized, and approved by the Ministry of Mines. However, the ordinance is not a judgment and does not have the effect of a judgment.

As the Ordinance does not negate the effect of the Beradone Judgment or the Akam Declaration, Africo has commenced proceedings to set aside the Berardone Judgment and the Akam Decision, and challenging the purported sale of H&J's interest in Swanmines to Akam Mining.

Africo has received expressions of support from senior Governmental officials in the DRC. Mr. Georges Minsay Booka, the former Minister of Justice for the Democratic Republic of the Congo (DRC) has sent a letter to the Chairman of Gecamines, copied to Akam and senior members of Government, wherein it advises Gecamines to take note that Akam, has bought non-existent shares in Swanmines. The letter reinforces that the rightful owners of Swanmines are, as they always have been stated by Africo, H&J and Gecamines. Akam responded to this letter and were again answered by the Minister who, in his response, stated that Akam's letter failed to bring any new element to light.

In addition, the Governor of Katanga, His Excellency Moise Katumbi Chapwe, has sent a letter to Akam that makes reference to the non-existence of the shares that Akam allegedly bought and indicates that Gecamines and H&J are the sole shareholders in Swanmines and that Akam has no interest in Swanmines. The letter directed that Akam cease any disturbance to Swanmines' activities.

On March 19, 2008 the Company obtained a ruling in the Supreme court in Kinshasa whereby all cases currently pending in Lubumbashi are to be transferred to the equivalent courts in Kinshasa where they will be heard once appropriate notice has been delivered to the relevant parties.

Management believes that the Company will ultimately prevail and its title to the Kalukundi asset will be reasserted through its ownership of H&J, and continues to prepare its financial statements in a manner consistent with that assertion. There can, however, be no assurance that the Company will be successful, and should the Company not be successful in asserting its ownership of 75% of Swanmines, then the appropriateness of consolidating Swanmines and the valuation of the Kalukundi Property will have to be reconsidered, and amounts potentially restated or written down completely. Reference is also made to the section below entitled "SUBSEQUENT EVENTS" in respect of the transactions involving Camrose Resources Ltd. and the Company.

The Company is continuing to vigorously pursue all available options to assert H&J's interest in Swanmines. However, in light of the current uncertainty, Management has evaluated all of its activities to determine those that can successfully be suspended or delayed with respect to the Kalukundi property pending resolution of the above and is engaged only in the minimum necessary activities required.

Mining Review

On February 11, 2008, the Government of the DRC issued a letter to Swanmines detailing certain findings of its recently completed mining review and recommending actions, some of which could have the effect of reducing Africo's equity interest in the Kalukundi project. It is anticipated that Africo will have to negotiate an additional payment to Gecamines.

H&J has responded to the letter on its own behalf and on behalf of Swanmines indicating that it has met its contractual obligations and that the equity interest was obtained in fair and balanced negotiations that yielded an outcome in line with similar transactions being concluded at the time. Africo anticipates that it will enter into negotiations with Gecamines in the foreseeable future, the outcome of which cannot be foreseen at this time.

EXPLORATION AND DEVELOPMENT ACTIVITIES

Exploration and development activity and costs are being monitored closely in light of continuing legal issues. Progress in the quarter in respect of these activities was as follows:

Exploration

The main focus during the quarter ended March 31, 2008 was the development of the geological model for the proposed mining studies. The Company has retained Coffey Mining/RSG Global to review the ore resources for the Kii and Kalukundi fragments, within the Kalukundi concession, and to provide a new mining study and technical report based on this new data.

Activities on the site during the quarter involved surface exploration of the SE Anticline and Kinshasa fragments. Numerous pits and some trenches were excavated and sampled.

Planning is in place to have check assays and composites of 2007 core drilling samples undertaken. The samples have been prepared and sent for analysis.

Engineering and other development activity

Work on the compilation of tender documents and the identification and short listing of suitable suppliers continued during the quarter ended March 31, 2008.

Mporokoso Project in Zambia

The Company continued to seek joint venture partners to participate in exploration activities on the project.

RESULTS OF OPERATIONS

3 months ended March 31, 2008 compared to the 3 months ended March 31, 2007

The net loss for the quarter increased to $1,738,213 from $957,809 in the prior year. Individual items contributing to this increase are as follows:

- General and administrative costs amounted to $1,318,328 (2007 - $588,812). The increase results from the consolidation of Swanmines and the incorporation of its operating results since April 1, 2007, additional management and consulting fees paid, and a general increase in activity during the quarter compared with the same quarter in the prior year.

- Professional fees of $147,834 (2007 – $75,025) were incurred consisting of legal fees which accounted for the bulk of the increase as a result of current legal issues being dealt with in the DRC and the overall increase in the Company's activities.

- Stock based compensation costs amounted to $nil (2007 - $159,953) reflecting the fact that no options vested in the quarter.

- Stock exchange, filing and transfer agent fees totaled $34,847 (2007 - $31,452), in line with the prior year and the activity in this area in the quarter.

- Travel costs amounted to $157,549 (2007 – $99,770). The increase results from the increased travel demands of both raising capital and transitioning the group into a development phase in the DRC as well as the added travel requirements resulting from the legal issues currently being dealt with in the DRC.

- The net foreign exchange loss for the period amounted to $119,745 (2007 –$4,262) and results mainly from the that some of the Company's transactions are conducted in Canadian Dollars and its investments are held in Canadian Dollars, whereas the Company's functional currency is US Dollars.

- Interest and other income amounted to $40,090 (2007 – income of $99,770) and is attributable to the decrease in average cash balances over the same period in the prior year.

- The loss on equity accounted investment was $ nil in the period (2007 - $167,489) which reflects the fact that the operating results of Swanmines are now consolidated rather than equity accounted.

SUMMARY OF QUARTERLY RESULTS

	2008 First Quarter	**2007 Fourth Quarter**	**2007 Third Quarter**	**2007 Second Quarter**	**2007 First Quarter**	**2006 Fourth Quarter**
Interest income	**40,090**	53,572	67,351	108,608	122,891	69,278
Net loss for the quarter	**(1,738,213)**	(3,001,696)	(763,129)	(1,169,281)	(957,809)	(1,207,717)
Loss per share.......................	**$0.06**	$ 0.11	$0.03	$0.05	$0.04	$0.05

Quarterly expenses in the fourth quarter of 2007 reflects the effect of vesting stock options and includes bonuses paid to consultants for successful completion of the private placement and plan of arrangement. Interest income has tracked the cash balances of the Company. Quarterly results above are included from the period in which the Company first became listed on the Toronto Stock Exchange.

LIQUIDITY AND CAPITAL RESOURCES

The Company had net working capital of $2,363,937 at March 31, 2008 (December 31, 2007 - $4,879,101). The decrease in working capital is attributable to normal operating activities in the period and ongoing costs of the litigation that the Company is currently involved in.

The current working capital will need to be augmented in order to fund the Company's general and administrative expenses as currently budgeted for the remainder of the financial year, assuming limited further development costs. The Company is in discussions with potential investors and is confident that additional capital can be raised to fund its operations. Please see the proposed financing that will be taken to shareholders for approval in the "SUBSEQUENT EVENTS" section of this report.

The feasibility study for the Kalukundi project which was completed in May 2006 estimates capital costs totaling $166.6 million. Taking into account the lead time to build the mine and potential working capital requirements at the start of production, the Company will need to raise approximately $200 million for capital costs, working capital, and additional mining and exploration activities to enable the Company to meet its development plans. Discussions with bankers and advisers are currently underway in this regard, however, there can be no assurance that the Company will be able to raise the capital required to meet its capital costs and working capital requirements.

The ability of the Company to obtain financing for the project is dependent on economic fundamentals including commodity prices and interest rates remaining at levels that support the project economics contained in the feasibility study described previously as well as the Company being successful in its efforts to secure title to the

ownership by H&J of 75% of Swanmines in light of the developments described above under the heading "RECENT DEVELOPMENTS REGARDING THE OWNERSHIP OF THE KALUKUNDI PROJECT".

Camrose Financing

On April 17, 2008 the Company signed a subscription agreement with Camrose Resources Ltd., which is further described under the heading "SUBSEQUENT EVENTS", and which requires shareholder approval. As part of this transaction, Camrose Resources has made a $2.0 million loan advance to Africo.

GOING CONCERN

The consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern which assume that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. At March 31, 2008 the Company had a positive working capital balance totaling $2,363,932, a deficit totaling $12,135,134, and had incurred a net loss of $1,738,213 for the period then ended. In conjunction with the Company's Kalukundi property, the Company has expenditure commitments to fulfill. These circumstances lend substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern.

The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to ultimately achieve profitable operations in the future.

The Company is engaged in discussions with equity providers and hopes to raise sufficient capital in the near term to fund its operations. See "SUBSEQUENT EVENTS" below. Nevertheless, there can be no assurance that these initiatives will be successful.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded amounts of assets and classification of liabilities that might be necessary should the Company be unable to continue in existence as a going concern. These adjustments could be material and have adverse consequences for the Company and its shareholders.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Consulting fees relating to legal, financial, investor relations and other corporate matters, and salaries paid to Directors, former Directors, and organizations having common Directors totalled $351,749 for the period ended March 31, 2007 (2007 - $490,020).

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration agreed to by the related parties.

OUTSTANDING SHARE DATA

As at May 13, 2008 the Company had the following securities issued and outstanding:

- 27,213,092 common shares;
- 4,275,000 common share purchase options
- 4,569,073 share purchase warrants

The Company also has the obligation under a plan of arrangement with Rubicon Minerals Corporation, among others, which completed on December 8, 2006, to issue shares to pre-existing Rubicon option and warrant holders, all consideration in respect of which is payable to Rubicon. A total of 231,121 shares remain to be issued to these option and warrant holders or to Rubicon.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting policies requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on past experience, industry trends and known commitments and events. By their nature, these estimates are subject to measurement uncertainty and the effects on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from those estimates.

Carrying value of deferred property interests

The Company has capitalized the cost of acquiring mineral property interests and on-going exploration and maintenance costs. Capitalized property costs are expensed in the period in which the Company determines that the mineral property interests have no future economic value. Capitalized property costs may also be written down if future cash flow, including potential sales proceeds and option payments, related to the property are estimated to be less than the carrying value of the property. The Company reviews the carrying value of its mineral properties periodically, and whenever events or changes in circumstances indicate the carrying value may not be recoverable, reductions in the carrying value of each property would be recorded to the extent that the carrying value of the investment exceeds the property's estimated fair value. Such events or changes in circumstances involve changes in political risk, economic risk, commodity prices, exchange rates, and interest rates among others.

The Company has determined that there is no impairment in the carrying value of the Kalukundi property other that which could result from an unfavorable resolution of the matters described under the heading "RECENT DEVELOPMENT REGARDING THE OWNERSHIP OF THE KALUKUNDI PROJECT AND MEASUREMENT UNCERTAINTY". A feasibility study completed in May 2006 had a projected NPV of $162.9 million for the mine, and copper and cobalt prices have appreciated substantially from that time.

Stock-based compensation

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options and compensatory warrants granted. This model is subject to various assumptions. The assumptions the Company makes will likely change from time to time. At the time the fair value is determined, the methodology the Company uses is based on historical information, as well as anticipated future events. The assumptions with the greatest impact on fair value are those for estimated stock volatility and for the expected life of the instrument.

Future income taxes

The Company accounts for tax consequences of the differences in the carrying amounts of assets and liabilities and their tax bases using tax rates expected to apply when these temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no future income tax asset is recognized. The Company has taken a valuation allowance against all such potential tax assets.

CHANGES IN ACCOUNTING POLICIES

Future accounting pronouncements

The Company has adopted the following CICA guidelines effective January 1, 2008: Section 1535, Capital Disclosures; Section 3862, Financial Instruments – Disclosures; and Section 3863, Financial Instruments – Presentation. These new standards are effective for the Company for this quarter beginning January 1, 2008.

Section 1535 establishes disclosure requirements regarding an entity's capital and how it is managed. The purpose is to enable users of the financial statements to evaluate the entity's objectives, policies and processes for managing capital.

Section 3862 and 3863 will replace Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosure about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (IFRS) over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

CONTROLS AND PROCEDURES

Internal Control over Financial Reporting

The CEO and CFO acknowledge responsibility for the design of internal control over financial reporting ("ICFR"), and confirm that there were no changes in these controls that occurred during the quarter ended March 31, 2008 which materially affected, or are reasonably likely to materially affect, the Company's ICFR.

The Company is transitioning from an exploration company to the mine construction and operations phase of its life. Consequently, the system of internal controls over financial reporting is also changing and growing in keeping with each stage of evolution of the Company.

CORPORATE GOVERNANCE

Composition of the Board of Directors

The Board of Directors of Africo is at present comprised of five directors, one of whom, Mr. John Dixon, is considered to be independent. In determining whether a director is independent, the Board considers, for example, whether the director has a relationship which could, or could be perceived to interfere with the director's ability to objectively assess the performance of management. On this basis, Mr. Chris Theodoropoulos, as Chairperson receiving remuneration for his services, and Mr. Antony Harwood, the current President and Chief Executive Officer are not considered independent. Although Mr. Tinus Maree and Mr. David Adamson do not currently receive compensation other than directors fees, since they received remuneration from Africo or its predecessors for consulting services during the past three years, they are not considered to be independent directors pursuant to applicable securities legislation. Accordingly, the Board anticipates that once the uncertainty surrounding the ownership of 75% of Swanmines or in the event that the transactions involving Camrose Resources Ltd. (discussed in "SUBSEQUENT EVENTS" below) is concluded, it will identify additional qualified candidates that have experience relevant to its needs, are independent of Africo's management and its subsidiaries, and are considered independent under applicable corporate governance legislation and guidelines.

SUBSEQUENT EVENTS

Subsequent to the period end, on April 17, 2008, Africo entered into a Subscription Agreement for a private placement of 40,000,000 units at a price of C$2.50 per unit with Camrose Resources Limited ("Camrose") for gross proceeds of $100 million. Each unit will consist of one common share in the capital of Africo and one-half of a share purchase warrant. Each whole warrant will entitle Camrose to acquire an additional common share in the capital of Africo at a price of C$3.50 per share for an eighteen month period following closing. The private placement is subject to satisfaction of a number of conditions, including termination of Africo's Shareholders Rights Plan Agreement, regulatory approval and the approval of Africo's shareholders.

This placement will result in Camrose owning approximately 60% of the outstanding share capital of Africo. Camrose will have majority representation on the Board of Africo, and the right to participate in future financings to maintain its percentage equity ownership.

Concurrently with execution of the Subscription Agreement, Camrose has loaned C$2 million to Africo. This loan bears interest at a rate equal to the London Interbank Offer Rate plus 2% per annum and matures on the earliest of (i) the completion of the Subscription Agreement, (ii) the termination of the Subscription Agreement and (iii) August 31, 2008. If demand is made upon the completion of the subscription contemplated by the Subscription Agreement, the entire amount will be set off against the aggregate subscription price payable to Africo. If demand is made for any other reason, the entire amount may, at the option of Africo, be repaid by the issuance of common shares at a deemed price of C$2.50 per share.

Camrose has acquired the outstanding shares of Akam Mining Sprl ("Akam"). Akam purportedly holds, indirectly through Swanmines Sprl ("Swanmines"), the Kalukundi property. Camrose and Africo have entered into an agreement (the "Akam Agreement") pursuant to which Africo's subsidiary will acquire 75% of the outstanding shares of Swanmines concurrent with completion of the private placement described above for a purchase price of C$13,500,000, to be paid by the issuance of 5,400,000 common shares of Africo at a deemed price per share of C$2.50. Gecamines, a mining company owned by the government of the Democratic Republic of the Congo, owns the remaining 25% of the outstanding shares of Swanmines. The Akam Agreement also provides that Akam will release Africo from all claims it has against Africo, and Africo will release Akam from the legal proceedings it has brought against Akam.

In addition, Africo has agreed to acquire a 75% interest in the Mashitu property from an affiliate of Camrose, with the remaining 25% interest continuing to be held by Gecamines. The Mashitu property consists of an exploitation permit for copper, cobalt, gold and nickel in 41 blocks that are contiguous to the Kalukundi property and cover approximately 34.82 square kilometres. The purchase price is to be based on a valuation to be prepared by an independent expert agreed to by the parties and will be paid in common shares of Africo at a price per share of C$2.50. The valuation is to be carried out as soon as practicable following the earlier of completion of the exploration drilling program currently being carried out by Camrose's affiliate and six months following completion of the private placement referred to above. Africo is not in a position to reliably estimate what the purchase price will be, and Africo is obligated to accept the independent expert's determination of the purchase price. This acquisition is subject to satisfaction of conditions precedent, including certain assurances with respect to title, completion of the private placement referred to above and receipt of regulatory and shareholder approval.

Africo has scheduled an annual and special meeting of its shareholders to be held on or about June 12, 2008, to approve the above transactions. There can be no assurance that any of the transactions will complete.

RISKS AND UNCERTAINTIES

The success of the Company depends upon a number of factors, many of which are beyond our control. In addition to the uncertainty facing the Company outlined under the heading "RECENT DEVELOPMENTS REGARDING THE OWNERSHIP OF THE KALUKUNDI PROJECT, THE REVIEW OF MINING LICENCES, AND MEASUREMENT UNCERTAINTY" typical risk factors and uncertainties, among others, include political risks, financing risks, title risks, commodity prices, exchange rate risks, operating and environmental hazards encountered in the exploration, development and mining business and changing laws and public policies. Risk factors are more fully described in our Annual Information Form for the year ended December 31, 2007 and dated March 28, 2008, available electronically through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) under the Company's name, which can be accessed at www.sedar.com.

In order for the Company to be able to raise the required equity and debt capital to fund the advancement and development of the Kalukundi project, the issues regarding the ownership of the 75% interest by H&J in Swanmines will have to be resolved. There can be no assurance that this will be able to be completed or achieved in a timely manner. Investment in the Company's shares is highly speculative and Investors risk losing their entire investment.

FORWARD LOOKING STATEMENTS

The Company's interim financial statements for the period ended March 31, 2008, and annual financial statements for the year ended December 31, 2007, and this accompanying MD&A contain certain statements that may be deemed "forward-looking statements". All statements in this document, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "interprets" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programs and joint venture partner participation, liquidity and effects of accounting policy changes. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially

from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change except as required by law.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Africo and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Africo's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

AFRICO RESOURCES LTD.

By:

"Antony Harwood"

PRESIDENT, CEO AND DIRECTOR

May 13, 2008

Form 52-109F2 - Certification of Interim Filings

I, Michael O'Brien, the Chief Financial Officer of Africo Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) Africo Resources Ltd. (the "Issuer") for the interim period ending March 31, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

DATE: May 13, 2008.

"Michael O'Brien"
Michael O'Brien
Chief Financial Officer

Form 52-109F2 - Certification of Interim Filings

I, Dr. Antony Harwood, the President and Chief Executive Officer of Africo Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) Africo Resources Ltd. (the "Issuer") for the interim period ending March 31, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

DATE: May 13, 2008.

"Antony Harwood"
Dr. Antony Harwood
President and Chief Executive Officer

END